UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SOUTHWEST GAS HOLDINGS, INC.

(Name of Subject Company)

IEP UTILITY HOLDINGS LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons) (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Jesse Lynn, Esq.

Icahn Associates LLC

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form of Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by IEP Utility Holdings LLC, a Delaware limited liability company and an affiliate of Icahn Enterprises L.P. (“Icahn Enterprises”), for any and all of the outstanding shares of the common stock, par value $1.00 per share (the “Shares”), of Southwest Gas Holdings, Inc., a Delaware corporation (“SWX”).

NOTICE TO INVESTORS

THE PROPOSED TENDER OFFER MENTIONED ABOVE HAS NOT YET COMMENCED. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A RECOMMENDATION, AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL SHARES. AT THE TIME THE TENDER OFFER IS COMMENCED, AFFILIATES OF ICAHN ENTERPRISES WILL FILE A TENDER OFFER STATEMENT AND RELATED EXHIBITS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND SWX WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER WITH THE SEC. STOCKHOLDERS OF SWX ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE RELATED EXHIBITS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. IF THE TENDER OFFER IS COMMENCED, THE TENDER OFFER STATEMENT (INCLUDING THE RELATED EXHIBITS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, IF THE TENDER OFFER IS COMMENCED, THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED BY ICAHN ENTERPRISES (OR ITS AFFILIATES) WITH THE SEC WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF SWX FREE OF CHARGE UPON REQUEST TO THE INFORMATION AGENT FOR THE TENDER OFFER. THE INFORMATION AGENT FOR THE TENDER OFFER WILL BE HARKINS KOVLER, LLC, 3 COLUMBUS CIRCLE, 15TH FLOOR, NEW YORK, NY 10019, TOLL-FREE TELEPHONE: +1 (800) 326-5997, EMAIL: SWX@HARKINSKOVLER.COM.

Forward-Looking Statements

The attached letter to stockholders may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Icahn Enterprises L.P. and its subsidiaries. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Forward-looking statements in this document include, without limitation, statements regarding the planned completion of the offer. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; the percentage of SWX’s stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees and customers; stockholder litigation in connection with the transaction resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in Icahn Enterprises’ filings with the SEC, including the “Risk Factors” sections of its Annual Report on Form 10-K for the year ended December 31, 2020 and the subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by affiliates of Icahn Enterprises and the Solicitation/Recommendation Statement to be filed by SWX. Icahn Enterprises does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in the attached letter to stockholders are qualified in their entirety by this cautionary statement.

Item 12. Exhibits

Exhibit No.	Description

(a)(5)(A)	Letter to Stockholders issued October 20, 2021 (filed herewith).